SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

HYPERION SOLUTIONS CORPORATION
(Name of Subject Company)
HYPERION SOLUTIONS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
44914M104
(CUSIP Number of Class of Securities)
Godfrey Sullivan
President and Chief Executive Officer
Hyperion Solutions Corporation
5450 Great America Parkway
Santa Clara, California 95054
(408) 744-9500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:

Gregory C. Smith, Esq. Skadden Arps Slate Meagher & Flom LLP 525 University Ave, Suite 1100 Palo Alto, CA 94301 (650) 470-4500	William M. Kelly, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

     ☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

     This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Hyperion Solutions Corporation, a Delaware corporation (“Hyperion” or the “Company”), with the Securities and Exchange Commission on March 9, 2007 relating to the tender offer commenced by Oracle Corporation, a Delaware corporation (“Oracle”), through its wholly owned subsidiary, Hotrod Acquisition Corporation, a Delaware corporation (“Purchaser”), on March 9, 2007 to purchase all outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights (together, the “Shares”) of Hyperion at a purchase price of $52.00 per Share in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 9, 2007, as amended March 29, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, and any amendments or supplements thereto, collectively constitute the “Offer”). Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
     The information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 8. ADDITIONAL INFORMATION
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:
     “At 11:59 p.m., New York City time, on Tuesday, March 27, 2007, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. Oracle announced the expiration of the waiting period under the HSR Act on March 29, 2007.
     As contemplated by the Offer to Purchase, because all of the statutory waiting periods under applicable antitrust laws do not expire prior to the initial expiration date of the Offer, on March 29, 2007 Oracle also announced that Oracle and Purchaser have extended the expiration date of the Offer (the “Expiration Date”) until 5:00 p.m., New York City time, on Friday April 13, 2007. A copy of the press release announcing the expiration of the waiting period under the HSR Act and the extension of the Expiration Date is incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO/A filed by Oracle on March 29, 2007 as Exhibit (a)(5)(iv) hereto.
     Hyperion has consented to the extension of the Expiration Date as described in the immediately preceding paragraph in accordance with the terms of the Merger Agreement. A copy of Hyperion’s written consent to the extension of the Expiration Date is incorporated by reference to Exhibit (d)(4) to the Schedule TO/A filed by Oracle on March 29, 2007 as Exhibit (d)(i) hereto.”
ITEM 9. EXHIBITS
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

“(a)(5)(iv)	Press Release issued by Oracle on March 29, 2007 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO/A filed by Oracle on March 29, 2007)

(d)(i)	Written Consent of Hyperion dated March 28, 2007 (incorporated by reference to Exhibit (d)(4) to the Schedule TO/A filed by Oracle on March 29, 2007)”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HYPERION SOLUTIONS CORPORATION
By:	/s/ Mark D. Cochran
Mark D. Cochran
Vice President, General Counsel and Corporate Secretary

Dated: March 29, 2007

EXHIBIT INDEX

(a)(5)(iv)	Press Release issued by Oracle on March 29, 2007 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO/A filed by Oracle on March 29, 2007)
(d)(i)	Written Consent of Hyperion dated March 28, 2007 (incorporated by reference to Exhibit (d)(4) to the Schedule TO/A filed by Oracle on March 29, 2007)